FOR IMMEDIATE RELEASE	25 October, 2012

■	Reported revenues up 1.6% at £2.496 billion
■	In other major currencies reported revenues almost flat at $3.948 billion and up 12.5% at €3.151 billion
■	Third quarter like-for-like revenues up 1.9%
■	Reported revenues up 4.2% at £7.468 billion in first nine months, in other major currencies, reported revenues up 1.9% at $11.792 billion and up 11.9% at €9.201 billion
■	Like-for-like revenues up 3.0% in first nine months
■	Operating margin targeted to be up 0.5 margin points

Revenue analysis

£ million	2012	Δ reported	Δ constant[1]	Δ LFL[2]	acquisitions	2011
First half	4,972	5.5%	6.8%	3.6%	3.2%	4,713
Third quarter	2,496	1.6%	4.8%	1.9%	2.9%	2,457
First nine months	7,468	4.2%	6.1%	3.0%	3.1%	7,170

Quarter 3 and first nine months highlights

■

Revenue growth of 1.6%, with like-for-like growth of 1.9%, 2.9% growth from acquisitions and -3.2% from currency. Q3 slower than Q2, particularly in September and in North America and Continental Europe and functionally in advertising and media investment management and public relations and public affairs

■

However, constant currency growth achieved in all regions and business sectors, maintaining strong growth geographically in Asia Pacific, Latin America and the Middle East and Africa and functionally in advertising and media investment management and specialist communications

■	Operating profits and operating margins in the first nine months in line with budget and ahead of last year
■	Average net debt increased by £329m (-12%) to £3.105 billion compared to last year, but continuing to reflect an improvement on the 2011 comparative year end position of over £200 million
■

Net new business of $1.415 billion in the third quarter, compared to $2.289 billion in the third quarter last year and $5.375 billion in the first nine months compared to $4.211 billion in the same period last year, again ranking first in all net new business tables

Current trading and outlook

■

FY 2012 quarter 3 preliminary revised forecasts | Continued softness currently forecast in quarter four, particularly in North America, but Asia Pacific improving, with overall like-for-like full year revenue growth of 2.5% - 3.0%; headline operating margin target remains 14.8%, up 0.5 margin points in a more challenging environment

1 Percentage change at constant currency exchange rates

2 Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals

■

Dual focus in 2012 | 1. Increased emphasis on balancing revenue growth with headcount and staff cost increases to achieve target operating margin in 2012; 2. Ensuring headcount and staff costs run rates are in line with anticipated revenue growth for 2013

■

Long-term targets reaffirmed | Above industry revenue growth due to geographically superior position in new markets and functional position in new media and consumer insight, including data analytics and application of new technology; small and medium-sized strategically targeted acquisitions to add 0% - 5% revenues p.a.; improvement in staff cost/revenue ratio of 0.3 - 0.6 points p.a. depending on revenue and gross margin growth; operating margin expansion of 0.5 margin points or more; and PBIT growth of 10% - 15% p.a. from margin expansion and acquisitions

Review of quarter three and first nine months

Revenues

As shown in the table below, in the third quarter of 2012, reported revenues were up 1.6% at £2.496 billion. Revenues in constant currency were up 4.8%, continuing to reflect the strength of the pound sterling against the euro and against certain BRIC1 and Next 113 currencies, partly offset by the weakness of the pound sterling against the US dollar. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenues were up 1.9%. Like-for-like revenue growth in the third quarter was softer than the first half, particularly in September and in North America and Continental Europe as a whole. Functionally, both consumer insight and public relations and public affairs experienced slower growth than in the first half, again particularly in September. Advertising and media investment management and branding & identity, healthcare and specialist communications (including direct, digital and interactive), as in 2011 and the first half of 2012, were the strongest sectors.

In the first nine months, reported revenues were up 4.2% at £7.468 billion. Revenues in constant currency were up 6.1%, reflecting the strength of the pound sterling against the euro and against certain BRIC and Next 11 currencies, partly offset by the weakness of the pound sterling against the US dollar. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenues were up 3.0% compared with the same period last year.

A preliminary look at our quarter three revised forecasts indicates revenue growth slowing further in the final quarter of the year, particularly so in North America, Continental Europe and Latin America and public relations and public affairs and branding & identity, healthcare and other specialist communications, although our forecasting of the fourth quarter tends to be conservative, particularly for December, and regions outside North America and Western Continental Europe remain in line with the third quarter.

Regional review

The pattern of revenue growth differed regionally. The tables below give details of revenue and revenue growth by region for the third quarter and first nine months of 2012, as well as the proportion of Group revenues by region;

3 See definitions on page 3

Revenue analysis – Third Quarter

£ million	2012	Δ reported	Δ constant[4]	Δ LFL[5]	% group	2011	% group
N. America	885	5.6%	4.0%	-0.4%	35.4%	837	34.1%
United Kingdom	311	8.9%	8.9%	4.7%	12.5%	286	11.6%
W. Cont Europe	537	-8.6%	0.5%	-2.1%	21.5%	588	23.9%
AP, LA, AME, CEE[6]	763	2.3%	7.4%	6.8%	30.6%	746	30.4%
Total Group	2,496	1.6%	4.8%	1.9%	100.0%	2,457	100.0%
Revenue analysis – First Nine Months
£ million	2012	Δ reported	Δ constant[4]	Δ LFL[5]	% group	2011	% group
N. America	2,633	6.0%	3.9%	0.1%	35.3%	2,483	34.6%
United Kingdom	902	6.7%	6.7%	3.6%	12.1%	846	11.8%
W. Cont Europe	1,724	-2.2%	4.6%	0.4%	23.0%	1,763	24.6%
AP, LA, AME, CEE[6]	2,209	6.3%	9.8%	8.7%	29.6%	2,078	29.0%
Total Group	7,468	4.2%	6.1%	3.0%	100.0%	7,170	100.0%

North America, with constant currency growth of 4.0% and like-for-like growth of -0.4% in the third quarter was down on the first half, with strong growth in the Group’s advertising and media investment management businesses, more than offset by weakness in the Group’s consumer insight, public relations and public affairs and branding & identity, healthcare and specialist communications businesses.

The United Kingdom, with constant currency growth of 8.9%, was up 4.7% like-for-like in the third quarter, well ahead of the previous forecast, with strong growth in advertising and media investment management, consumer insight and public relations and public affairs, partly offset by slower growth in branding & identity and healthcare communications.

Western Continental Europe was most difficult, with like-for-like revenues down 2.1% in the third quarter. Germany, France and Turkey grew, but Spain, Portugal, Scandinavia, the Netherlands, Switzerland and Austria were tougher, with the effects of the Eurozone crisis impacting many parts of Western Continental Europe.

In Asia Pacific, Latin America, Africa & the Middle East and Central and Eastern Europe, revenue growth was strongest, with constant currency revenues up 7.4% and like-for-like revenues up 6.8%, principally driven by Latin America, Africa and the BRICs7 and Next 118 parts of Asia Pacific and the CIVETS9 and the MIST10. Central and Eastern Europe was more challenged for the first time, with the Czech Republic and Poland slipping back.

[4]	Percentage change at constant currency exchange rates
[5]	Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals
[6]	Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe
[7]	Brazil, Russia, India and China (accounting for over $1.65 billion revenues, including associates, in the first nine months)
[8]

Bangladesh, Egypt, Indonesia, South Korea, Mexico, Nigeria, Pakistan, Philippines, Vietnam and Turkey (the Group has no operations in Iran, accounting for almost $540 million revenues, including associates, in the first nine months)

[9]	Colombia, Indonesia, Vietnam, Egypt, Turkey and South Africa (accounting for over $600 million revenues, including associates, in the first nine months)
[10]	Mexico, Indonesia, South Korea and Turkey, (accounting for over $400 million revenues, including associates, in the first nine months)

As in the first half, Latin America showed the strongest growth of all of our sub-regions in the third quarter, with constant currency revenues up 15.0% and like-for-like revenues up 14.4%. The Middle East improved significantly in the third quarter, with like-for-like growth of 7.7%. In Central and Eastern Europe, like-for-like revenues were down 6.1%, with Russia, Romania and Kazakhstan up strongly but, Poland, the Czech Republic, Slovakia and the Ukraine more challenging to say the least. Growth in the BRICs was over 11%, on a like-for-like basis, with Next 11 and CIVETS up almost 10% and over 11% respectively on the same basis. The MIST was up 9%.

In the first nine months of 2012, 29.6% of the Group’s revenues came from Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe, up 60 basis points over the same period last year and against the Group’s strategic objective of 35%-40% in the next three to four years.

Business sector review

The pattern of revenue growth also varied by communications services sector and operating brand. The tables below give details of revenue, revenue growth by communications services sector for the third quarter and first nine months of 2012, as well as the proportion of Group revenues by those sectors;

Revenue analysis – Third Quarter

£ million	2012	Δ reported	Δ constant[1][1]	Δ LFL[12]	% group	2011	% group
AMIM[13]	999	-1.1%	2.2%	2.9%	40.0%	1,010	41.1%
Consumer Insight	591	-0.4%	3.5%	0.8%	23.7%	593	24.1%
PR & PA14	227	2.3%	3.3%	-1.7%	9.1%	223	9.1%
BI, HC & SC15	679	7.6%	10.6%	2.7%	27.2%	631	25.7%
Total Group	2,496	1.6%	4.8%	1.9%	100.0%	2,457	100.0%
Revenue analysis – First Nine Months
£ million	2012	Δ reported	Δ constant[11]	Δ LFL[12]	% group	2011	% group
AMIM[13]	3,043	3.6%	5.7%	5.0%	40.7%	2,937	41.0%
Consumer Insight	1,783	0.7%	3.3%	0.9%	23.9%	1,771	24.7%
PR & PA14	686	5.3%	5.3%	0.1%	9.2%	652	9.1%
BI, HC & SC15	1,956	8.1%	9.6%	2.9%	26.2%	1,810	25.2%
Total Group	7,468	4.2%	6.1%	3.0%	100.0%	7,170	100.0%

In the first nine months of 2012, almost 32% of the Group’s revenues came from direct, digital and interactive, up over 200 basis points from the previous year. Digital revenues across the Group were up well over 7% like-for-like.

Advertising and Media Investment Management

In constant currencies, advertising and media investment management revenues grew by 2.2% in the third quarter, with like-for-like growth of 2.9%, still the strongest performing sector. Advertising and media investment management grew well in North America and Latin America with Continental Europe under pressure. Media investment management continued the strong

[11]	Percentage change at constant currency exchange rates
[12]	Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals
[13]	Advertising, Media Investment Management
[14]	Public Relations & Public Affairs
[15]	Branding and Identity, Healthcare and Specialist Communications (including direct, digital and interactive)

growth seen in the first half in the United Kingdom, Asia Pacific, Latin America, Africa & the Middle East, but slipped back in Continental Europe. Our media investment management like-for-like growth rates are consistently stronger than pure play media planning and buying competitors.

The Group gained a total of £884 million ($1.415 billion) in net new business billings (including all losses) in the third quarter, compared to £1.430 billion ($2.289 billion) in the same period last year. Of this, Ogilvy & Mather, JWT, Y&R, Grey and United generated net new business billings of £181 million ($289 million). Also, out of the Group total, GroupM, the Group’s media investment management company, which includes Mindshare, MEC, MediaCom, Maxus, GroupM Search and Xaxis, together with tenthavenue, generated net new business billings of £579 million ($926 million). As in the first half the Group ranks first in all net new business tables. Net new business billings won in the first nine months of 2012 were £3.359 billion ($5.375 billion) compared with £2.631 billion ($4.211 billion) in the same period last year.

Consumer Insight

On a constant currency basis, consumer insight revenues grew 3.5%, with like-for-like revenues up 0.8%, the same as quarter two. The pattern of revenue growth seen in the first two quarters, continued into the third quarter with the mature markets of North America and Continental Europe difficult but counterbalanced by strong growth in the United Kingdom and the faster growing markets of Asia Pacific, Latin America, Africa & the Middle East.

Public Relations and Public Affairs

In constant currencies, public relations and public affairs revenues were up 3.3% but down 1.7% like-for-like, with North America down across all of the Group’s brands, only partly offset by strong growth in the United Kingdom, Latin America and Africa.

Branding and Identity, Healthcare and Specialist Communications

At the Group’s branding & identity, healthcare and specialist communications businesses (including direct, digital and interactive) constant currency revenues grew strongly at 10.6% with like-for-like growth of 2.7%. The Group’s specialist communications businesses performed strongly in the third quarter, with direct, digital and interactive improving, partly offset by slower growth in branding & identity and healthcare communications.

Operating profitability

In the first nine months profits and operating margins were in line with budget and ahead of last year. Severance costs in the first nine months were up slightly compared to the same period of 2011.

We are in the process of reviewing our quarter three revised forecasts, but early indications are that revenues in the final quarter of the year will grow less than in the third quarter, with an improvement in Asia Pacific and Continental Europe, offset by a weakening in North America and Latin America. Functionally, consumer insight and public relations and public affairs, branding & identity, healthcare and specialist communications are forecast to grow less than in the third quarter.

The number of people in the Group, on a proforma basis excluding associates, was up 0.9% or just over 1,000 at 30 September 2012 to 116,176, as compared to 30 September 2011, against an increase in revenues on the same basis of 3.0%. Similarly, the average number of people in the Group in the first nine months of this year was up 2.1% to 113,926 compared to 111,635 for the same period last year. Since the beginning of this year, the number of people in the Group on a proforma basis has increased slightly by 0.6% from 115,459 to 116,176, a lower figure than budget, reflecting continued caution by the Group’s operating companies in hiring.

The proceeds from the sale of the company’s stake in Buddy Media have now been received. In addition, conditional contracts with an escrow have been exchanged with a prospective buyer for the sale of the freehold of 285 Madison Avenue, the New York headquarters of Young & Rubicam Inc. The sale should be completed shortly. Together, these two transactions should yield an exceptional cash gain of well over $100 million.

Balance sheet highlights

The Group continues to implement its strategy of using free cash flow to enhance share owner value through a combination of capital expenditure, acquisitions and share repurchases. In the twelve months to 30 September 2012, the Group’s free cash flow was £1.3 billion. Over the same period, the Group’s capital expenditure, acquisitions, share repurchases and dividends were £1.2 billion.

The Group’s strong cash flow continues to support an eventual dividend pay-out ratio of 40% - the first interim dividend was increased by 18% in the first half giving a pay-out ratio of 34% versus 33% for the same period in 2011.

Average net debt in the first nine months of 2012 was £3.105 billion, compared to £2.776 billion in 2011, at 2012 exchange rates. This represents an increase of £329 million and reflects the improvement in levels of working capital, since the deterioration towards the end of last year. Net debt at 30 September 2012 was £3.556 billion, compared to £3.023 billion in 2011 (at 2012 exchange rates), an increase of £533 million, reflecting increased spending on acquisitions (chiefly AKQA) and higher dividends, partly offset by the improvement in working capital in the first nine months. The current net debt figure of £3.556 billion compares with a market capitalisation of approximately £10.2 billion, giving an enterprise value of £13.8 billion.

Acquisitions

In line with the Group’s strategic focus on new markets, new media and consumer insight the Group completed 56 transactions in the first nine months; 25 acquisitions and investments were classified in new markets (of which 18 were in new media), 21 in consumer insight, including data analytics and the application of technology, with the balance of 10 driven by individual client or agency needs.

Specifically, in the first nine months of 2012, acquisitions and increased equity stakes have been completed in advertising and media investment management in the United States, Germany, the Netherlands, the Slovak Republic, Israel, Jordan, Brazil, China, South Korea, Thailand and Vietnam; in consumer insight in the United States, France, Germany, UAE, Chile, China and Pakistan; in public relations and public affairs in the United States, Canada, the United Kingdom, Denmark, Finland, France, Russia and Australia; in direct, digital and interactive in the United States, the United Kingdom, Germany, Hungary, Russia, South Africa, Turkey, Australia, China, Indonesia, Pakistan and Singapore; and in healthcare in Hong Kong.

Outlook

Macroeconomic and industry context

Third quarter like-for-like revenue growth slowed, particularly in September and each quarter in 2012 has ratcheted down from a relatively strong first quarter. Provisional forecasts for the fourth quarter show a similar pattern. Clients seem to be increasingly cautious and this has impacted most geographies and functions. Why?

There seem to be four “grey swans”, grey because we know about them. By definition, we do not know the black ones. The first is the Eurozone crisis. Concern about this has lessened slightly, particularly in the financial markets, following recent support for the Euro and European Central Bank quantitative easing actions by President Mario Draghi and similar quantitative easing support from Ben Bernanke and the United States Federal Reserve Bank and the Japanese. But concerns remain about the political will to implement the necessary European fiscal integration and the authorities seem to have been surprised by the September general weakness and a disappointing start to the third quarter earnings reporting season.

Secondly, there are heightened political concerns in the Middle East, exacerbated by the continuing deterioration in Syria and most recently Lebanon, the developments around the Arab Spring in Libya and Egypt and the possibility of an Israeli attack on Iranian nuclear installations - the latter which will remain a possibility, with or without American backing.

Thirdly, there is continued concern about a hard or soft landing in China and, indeed, the BRI countries, although our own experience suggests soft landing, as the massive new middle and lower-middle classes up consumption patterns, particularly in the capital consumer goods and FMCG categories. After all, the Chinese 12th Five-Year Plan is about consumption, social security and service businesses.

Finally, there is the biggest grey swan, the health of the American economy and its fiscal cliff, deficit and indebtedness. The United States Presidential election has resulted, yet again, in kicking the can down the road, but clients and financial markets will be watching for an early bi-partisan resolution post-election of these issues. The American economic engine is, after all, the biggest at $16 trillion out of a total global GDP of $65 trillion. China, although now the second biggest economic engine, is still only $7-8 trillion. Fears remain that whoever wins the Presidential election, will be unable to deal with these issues given a dead-locked Congress. So whilst the markets may feel better about things, given the recent rounds of quantitative easing and printing money, the real world remains concerned and braced for slow overall growth and a lost decade (which we may be halfway through), in Western Europe.

Despite this heightened uncertainty, advertising and marketing services expenditures continued to rise overall with a distinct planet growth and planet no-growth pattern, as Western-based multi-national companies and increasingly new-market based companies are prepared to invest in both capacity and behind brands in fast growing markets. At the same time, they are also prepared to invest in brands to maintain or increase market share even amongst slower growth Western markets, such as the United States and Western Europe. This has the virtue of not increasing fixed costs, although we in the communications business regard brand spending as a fixed investment and not a discretionary cost. This positive double whammy clearly continues to benefit our industry once again this year, albeit at lower levels as the economic pressure is increasing. Interestingly, Mohammed A. El-Erian, CEO and co-CIO of PIMCO recently commented that companies had to focus more on top line growth to improve earnings, as cost reduction opportunities were becoming more and more limited.

The pattern for 2012 continues to look very similar to 2010 and 2011. Forecasts of worldwide real GDP growth still hover around 2.5-3.5%, with inflation of 2% giving nominal GDP growth of 4.5-5.5% and remain at similar levels for 2013, although they have been reduced recently and will probably be reduced further in due course. Advertising as a proportion of GDP should at least remain constant overall, although it is still at relatively depressed historical levels, particularly in mature markets, post-Lehman and advertising should grow at least at a similar rate as GDP. The three maxi-quadrennial events of 2012, the UEFA Football Championships in Central and Eastern Europe, the Summer Olympics and Paralympics in London and last, but not least, the US Presidential elections in November did underpin industry growth but not, perhaps, as much as was thought, with money being switched from existing budgets, particularly in the cases of the UEFA Championships and Olympics. Although both consumers and corporates seem to be increasingly cautious and risk averse, they should continue to purchase or invest in brands in both fast and slow growth markets to stimulate top line sales growth.

In addition to the continuing slowdown, a further cloud on the horizon may be 2013. There will be no maxi- or mini- quadrennial events in that year and, as mentioned above, a re-elected (still more likely) or new President will have to deal with a dead-locked Congress on the fiscal cliff, the fiscal deficit and onerous debt. In a way, the September softness could not have come at a worse time, as clients, most of who budget on a calendar year basis are preparing their estimates for 2013.

2014 looks a better prospect, however, with the World Cup in Brazil, the Winter Olympics in Sochi and the mid-term Congressional elections in the United States. The first two events will continue to reposition Brazil and Latin America and Russia and Central and Eastern Europe in the world’s mind, just like the Beijing Olympics did for China and Asia and the World Cup did for South Africa and the continent of Africa.

Financial targets

The budgets for 2012 were prepared, at that time, on a conservative basis, reflecting the faster growing geographical markets of Asia Pacific, Latin America, Africa and Central and Eastern Europe and faster growing functional sectors of advertising, media investment management and direct, digital and interactive, to some extent moderated by the slower growth in the mature markets of the United States and Western Europe. We have now had sight of the preliminary quarter three forecasts which show some reduction over the previous forecast, reflecting the softer third quarter;

■	Like-for-like revenue growth for the year in the range of 2.5%-3.0%

■	Targeted operating margin remains 14.8%; an improvement of 0.5 margin points in a more challenging environment

In the balance of 2012, our prime focus remains on growing revenues and gross margin faster than the industry average, driven by our leading position in the new markets, in new media, in consumer insight, including data analytics and the application of technology, creativity and

“horizontality”. At the same time, we will place an increased emphasis on meeting our operating margin objectives by managing absolute levels of costs and increasing our flexibility in order to adapt our cost structure to significant market changes. The initiatives taken by the parent company in the areas of human resources, property, procurement, information technology and practice development continue to improve the flexibility of the Group’s cost base. Flexible staff costs (including incentives, freelance and consultants) have returned close to historical highs of around 6%-7% of revenues on a full year basis and continue to position the Group extremely well, if current market conditions soften further.

The Group continues to improve co-operation and co-ordination among its operating companies in order to add value to our clients’ businesses and our people’s careers, an objective which has been specifically built into short-term incentive plans. “Horizontality” has been accelerated through the appointment of over 30 global client leaders for our major clients, accounting for about one-third of total revenues of $17 billion and country managers in a dozen or so test markets and sub-regions. Emphasis has been laid on the areas of media investment management, healthcare, sustainability, government, new technologies, new markets, retailing, shopper marketing, internal communications, financial services and media and entertainment. The Group continues to lead the industry in co-ordinating investment geographically and functionally through parent company initiatives and winning Group pitches, the success of which has accelerated markedly recently.

Our business is geographically and functionally well positioned to compete successfully and to deliver on our long-term targets:

■	Revenue and gross margin growth greater than the industry average including acquisitions

■	Improvement in operating margin of 0.5 margin points or more depending on revenue growth and staff cost to revenue ratio improvement of 0.3 margin points or more

■	Annual PBIT growth of 10%-15% p.a. delivered through revenue growth, margin expansion and acquisitions

For further information:

Sir Martin Sorrell	}
Paul Richardson	}
Chris Sweetland	}	+44 20 7408 2204
Feona McEwan	}
Chris Wade	}

Kevin McCormack	}
Fran Butera	}	+1 212 632 2235

www.wppinvestor.com

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.